SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934*

                              BioFuel Energy Corp.
     ----------------------------------------------------------------------
                                (Name of Company)

                     Common Stock, par value $0.01 per share
     ----------------------------------------------------------------------
                         (Title of Class of Securities)

                                    09064Y109
     ----------------------------------------------------------------------
                      (CUSIP Number of Class of Securities)

                                 Daniel S. Loeb
                                 Third Point LLC
                                 390 Park Avenue
                               New York, NY 10022
                                 (212) 224-7400
     ----------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   Copies to:
                            Michael A. Schwartz, Esq.
                          Willkie Farr & Gallagher LLP
                               787 Seventh Avenue
                             New York, NY 10019-6099
                                 (212) 728-8000

                                  June 13, 2007
     ----------------------------------------------------------------------
                          (Date of Event which Requires
                            Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D



-------------------------------                              -------------------
CUSIP No. 09064Y109                                          Page 2 of 19 Pages
-------------------------------                              -------------------


----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Third Point LLC
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) [ ]
                                                                      (b) [X]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            AF
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
            PURSUANT TO ITEMS 2(d) or 2(e)                                [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      --------- ------------------------------------------------
NUMBER OF                8      SHARED VOTING POWER
SHARES
BENEFICIALLY                    5,578,800
OWNED BY              --------- ------------------------------------------------
EACH                     9      SOLE DISPOSITIVE POWER
REPORTING
PERSON WITH                     0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                5,578,800
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            5,578,800
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*                                               [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            29.6%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            OO
----------- --------------------------------------------------------------------

                                  SCHEDULE 13D



-------------------------------                              -------------------
CUSIP No. 09064Y109                                          Page 3 of 19 Pages
-------------------------------                              -------------------


----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Daniel S. Loeb
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) [ ]
                                                                      (b) [X]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            AF
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
            PURSUANT TO ITEMS 2(d) or 2(e)                                [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            United States
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                231,984
                      --------- ------------------------------------------------
NUMBER OF                8      SHARED VOTING POWER
SHARES
BENEFICIALLY                    5,578,800
OWNED BY              --------- ------------------------------------------------
EACH                     9      SOLE DISPOSITIVE POWER
REPORTING
PERSON WITH                     231,984
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                5,578,800
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            5,810,784
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*                                               [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            30.4%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            IN
----------- --------------------------------------------------------------------

                                  SCHEDULE 13D



-------------------------------                              -------------------
CUSIP No. 09064Y109                                          Page 4 of 19 Pages
-------------------------------                              -------------------


----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Third Point Partners LP
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) [ ]
                                                                      (b) [X]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            AF
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
            PURSUANT TO ITEMS 2(d) or 2(e)                                [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      --------- ------------------------------------------------
NUMBER OF                8      SHARED VOTING POWER
SHARES
BENEFICIALLY                    2,867,782
OWNED BY              --------- ------------------------------------------------
EACH                     9      SOLE DISPOSITIVE POWER
REPORTING
PERSON WITH                     0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                2,867,782
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            2,867,782
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*                                               [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            16.6%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            PN
----------- --------------------------------------------------------------------

                                  SCHEDULE 13D



-------------------------------                              -------------------
CUSIP No. 09064Y109                                          Page 5 of 19 Pages
-------------------------------                              -------------------


----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Third Point Partners Qualified LP
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) [ ]
                                                                      (b) [X]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            AF
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
            PURSUANT TO ITEMS 2(d) or 2(e)                                [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      --------- ------------------------------------------------
NUMBER OF                8      SHARED VOTING POWER
SHARES
BENEFICIALLY                    1,808,018
OWNED BY              --------- ------------------------------------------------
EACH                     9      SOLE DISPOSITIVE POWER
REPORTING
PERSON WITH                     0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                1,808,018
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            1,808,018
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*                                               [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            11.2%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            PN
----------- --------------------------------------------------------------------

                                  SCHEDULE 13D



-------------------------------                              -------------------
CUSIP No. 09064Y109                                          Page 6 of 19 Pages
-------------------------------                              -------------------


----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Lawrence J. Bernstein
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) [ ]
                                                                      (b) [X]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            PF
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
            PURSUANT TO ITEMS 2(d) or 2(e)                                [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            United States
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                112,242
                      --------- ------------------------------------------------
NUMBER OF                8      SHARED VOTING POWER
SHARES
BENEFICIALLY                    0
OWNED BY              --------- ------------------------------------------------
EACH                     9      SOLE DISPOSITIVE POWER
REPORTING
PERSON WITH                     112,242
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                0
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            112,242
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*                                               [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            0.8%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            IN
----------- --------------------------------------------------------------------

                                  SCHEDULE 13D



-------------------------------                              -------------------
CUSIP No. 09064Y109                                          Page 7 of 19 Pages
-------------------------------                              -------------------


----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Todd Q. Swanson
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) [ ]
                                                                      (b) [X]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            PF
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
            PURSUANT TO ITEMS 2(d) or 2(e)                                [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            United States
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                11,224
                      --------- ------------------------------------------------
NUMBER OF                8      SHARED VOTING POWER
SHARES
BENEFICIALLY                    0
OWNED BY              --------- ------------------------------------------------
EACH                     9      SOLE DISPOSITIVE POWER
REPORTING
PERSON WITH                     11,224
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                0
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            11,224
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*                                               [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            0.1%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            OO
----------- --------------------------------------------------------------------

     This Schedule 13D is being filed on behalf of Third Point LLC, a Delaware limited liability company (the "Management Company"), Daniel S. Loeb, an individual ("Mr. Loeb"), Third Point Partners LP, a Delaware limited partnership ("Third Point Partners"), Third Point Partners Qualified LP, a Delaware limited partnership ("Third Point Partners Qualified", and together with the Management Company, Mr. Loeb and Third Point Partners, the "Third Point Reporting Persons"), Lawrence J. Bernstein, an individual ("Mr. Bernstein") and Todd Q. Swanson, an individual ("Mr. Swanson", and together with the Third Point Reporting Persons and Mr. Bernstein, the "Reporting Persons"). This Schedule 13D relates to the Common Stock, par value $0.01 per share, of BioFuel Energy Corp., a Delaware corporation (the "Company"). Unless the context otherwise requires, references herein to the "Common Stock" are to such Common Stock of the Company. The Management Company is the investment manager or adviser to a variety of hedge funds and managed accounts (such funds and accounts, collectively, including but not limited Third Point Partners and Third Point Partners Qualified, the "Funds"). The Management Company and Mr. Loeb may be deemed to have beneficial ownership over shares of Common Stock directly beneficially owned by the Funds, by virtue of the authority granted to them by the Funds to vote and to dispose of the securities held by the Funds, including the Common Stock.

     Each of the Reporting Persons is a member of BioFuel Energy, LLC (the "LLC"), a subsidiary of the Company, and holds LLC membership units ("Units") that represent membership interests in the LLC, as well as a corresponding number of shares of Class B common stock of the Company. Pursuant to the limited liability company agreement of the LLC, such Units are exchangeable at any time into an equal number of newly issued shares of Common Stock. Upon the exchange of Units for newly issued shares of Common Stock, the shares of Class B common stock attributable to the exchanged Units will be retired.

Item 1.   Security and Company.

     This statement on Schedule 13D relates to the Common Stock of the Company and is being filed pursuant to Rule 13d-1 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The address of the principal executive offices of the Company is 1801 Broadway, Suite 1060, Denver, Colorado 80202.

Item 2.   Identity and Background.

     (a) This statement is filed by the Reporting Persons. Mr. Loeb is the Chief Executive Officer of the Management Company and controls the Management Company's business activities. The Management Company is organized as a limited liability company under the laws of the State of Delaware. Third Point Partners is organized as a limited partnership under the laws of the State of

Delaware. Third Point Partners Qualified is organized as a limited partnership under the laws of the State of Delaware.

     (b) The address of the principal business and principal office of the Management Company, Mr. Loeb, Third Point Partners, Third Point Partners Qualified and Mr. Swanson is 390 Park Avenue, 18th floor, New York, New York 10022. The address of the principal business and principal office of Mr. Bernstein is 390 Park Avenue, 19th floor, New York, New York 10022.

     (c) The principal business of the Management Company is to serve as investment manager or adviser to the Funds, and to control the investing and trading in securities of the Funds. The principal business of Mr. Loeb is to act as the Chief Executive Officer of the Management Company. The principal business of Third Point Partners and Third Point Partners Qualified is to invest and trade in securities. The principal business of Mr. Swanson is to act as an analyst for the Management Company. The principal business of Mr. Bernstein is investment management.

     (d) None of the Reporting Persons, nor, to the best of their knowledge, any of their directors, executive officers, general partners or members has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) None of the Reporting Persons, nor, to the best of their knowledge, any of their directors, executive officers, general partners or members has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) Each of Mr. Loeb, Mr. Bernstein and Mr. Swanson is a United States citizen.

Item 3.   Source and Amount of Funds or Other
          Consideration.

          The Funds expended an aggregate of approximately $36,265,000 of their own investment capital to acquire the Units and shares of Common Stock held by them. Third Point Partners expended an aggregate of approximately $16,242,324 of its own investment capital to acquire its Units and shares of Common Stock, and Third Point Partners Qualified expended an aggregate of approximately $10,541,176 of its own investment capital to acquire its Units and shares of Common Stock. Mr. Loeb, Mr. Bernstein and Mr. Swanson expended $1,200,000, $600,000 and $60,000, respectively, of their own personal funds to acquire the Units held directly by them.

Item 4.   Purpose of Transaction.

          The purpose of the acquisition of beneficial ownership of the Units and shares of Common Stock by the Third Point Reporting Persons, Mr. Bernstein and Mr. Swanson is for investment, and the acquisition was effected because of the Reporting Persons' beliefs that the Company represents an attractive investment based on the Company's business prospects. Each of the Reporting Persons is engaged in the investment business, and in pursuing this business, the Reporting Persons analyze the operations, capital structure and markets of companies, including the Company, on an ongoing basis through analysis of documentation and discussions with knowledgeable industry and market observers and with representatives of such companies (often at the invitation of management). Depending on prevailing market, economic and other conditions, one or more of the Reporting Persons may from time to time, among other things, hold discussions with third parties or with management of the Company, in which the Reporting Persons may suggest or take a position with respect to potential changes in the operations, strategy, management or capital structure of the Company as a means of enhancing shareholder value. Such suggestions or positions may relate to one or more of the transactions specified in clauses (a) through
(j) of Item 4 of Schedule 13D under the Exchange Act. Each of the Reporting Persons may, at any time, review or reconsider its position with respect to the Company and formulate plans or proposals with respect to any of such matters. In addition, Mr. Loeb has been a member of the Board of Directors of the Company since May 2006.

          The Reporting Persons intend to review their investment in the Company on a continuing basis and, depending upon the price and availability of the Company's securities, subsequent developments concerning the Company, the Company's business and prospects, other investment and business opportunities available to the Reporting Persons, general stock market and economic conditions, tax considerations and other factors considered relevant, may decide at any time to increase or decrease the size of their investment in the Company or to sell any or all of the securities of the Company that they hold.

          Third Point Partners and Third Point Partners Qualified purchased shares of Common Stock in a private placement completed simultaneously with the closing of the initial public offering of the Company, on June 19, 2007. For a complete description of this transaction and the investment by the Reporting Persons in the Company, reference is made to the Final Prospectus, filed by the Company with the Commission on June 15, 2007.

Item 5.   Interest in Securities of the Company.

     (a) As of the date of this Schedule 13D, the Management Company beneficially owns (i) 1,250,000 shares of Common Stock and (ii) 4,328,800 shares of Common Stock acquirable upon the exchange of LLC Units, which together represent 29.6% of the 18,870,904 shares of Common Stock of the Company deemed outstanding for such purpose, calculated based on the sum of (x) the 14,542,104 shares of Common Stock reported by the Company as outstanding (the "Reported Share Number") in the Company's prospectus filed with the Securities and Exchange Commission (the "Commission") pursuant to Rule 424(b)(4) under the Securities Act of 1933, as amended, on June 15, 2007 (the "Final Prospectus"), and (y) the 4,328,800 shares of Common Stock issuable upon exchange of the Units held by the Funds.

     As of the date of this Schedule 13D, Mr. Loeb beneficially owns (i) 1,250,000 shares of Common Stock, (ii) 4,328,800 shares of Common Stock acquirable upon the exchange of LLC Units held by the Funds and (iii) 224,484 shares of Common Stock acquirable upon the exchange of LLC Units held directly by him, which collectively represent 30.4% of the 19,095,388 shares of Common Stock of the Company deemed outstanding for such purpose, calculated based on the sum of (x) the Reported Share Number and (y) the 4,553,284 shares of Common Stock issuable upon exchange of the Units held directly by the Funds or by Mr. Loeb.

     As of the date of this Schedule 13D, Third Point Partners directly beneficially owns (i) 177,000 shares of Common Stock and (ii) 2,690,782 shares of Common Stock acquirable upon the exchange of LLC Units, which together represent 16.6% of the 17,232,886 shares of Common Stock of the Company deemed outstanding for such purpose, calculated based on the sum of (x) the Reported Share Number and (y) the 2,690,782 shares of Common Stock issuable upon exchange of the Units held by Third Point Partners.

     As of the date of this Schedule 13D, Third Point Partners Qualified directly beneficially owns (i) 170,000 shares of Common Stock and (ii) 1,638,018 shares of Common Stock acquirable upon the exchange of LLC Units, which together represent 11.2% of the 16,180,122 shares of Common Stock of the Company deemed outstanding for such purpose, calculated based on the sum of (x) the Reported Share Number and (y) the 1,638,018 shares of Common Stock issuable upon exchange of the Units held by Third Point Partners Qualified.

     As of the date of this Schedule 13D, Mr. Bernstein directly beneficially owns 112,242 shares of Common Stock acquirable upon the exchange of LLC Units, which represent 0.8% of the 14,654,346 shares of Common Stock of the Company deemed outstanding for such purpose, calculated based on the sum of (x) the Reported Share Number and (y) the 112,242 shares of Common Stock issuable upon exchange of the Units held by Mr. Bernstein.

     As of the date of this Schedule 13D, Mr. Swanson directly beneficially owns 11,224 shares of Common Stock acquirable upon the exchange of LLC Units, which represent 0.1% of the 14,553,328 shares of Common Stock of the Company deemed outstanding for such purpose, calculated based on the sum of (x) the Reported Share Number and (y) the 11,224 shares of Common Stock issuable upon exchange of the Units held by Mr. Swanson.

     (b) The Management Company and Mr. Loeb share voting and dispositive power over the 5,578,800 shares of Common Stock beneficially owned by the Funds. The Management Company, Mr. Loeb and Third Point Partners share voting power and dispositive power over the 2,867,782 shares of Common Stock beneficially owned by Third Point Partners, and the Management Company, Mr. Loeb and Third Point Partners Qualified share voting power and dispositive power over the 1,808,018 shares of Common Stock beneficially owned by Third Point Partners. Mr. Loeb has sole voting and dispositive power over the 224,484 shares of Common Stock directly beneficially owned by him. Mr. Bernstein has sole voting and dispositive power over the 112,242 shares of Common Stock directly beneficially owned by him, and Mr. Swanson has sole voting and dispositive power over the 11,224 shares of Common Stock directly beneficially owned by him.

     (c) Schedule A hereto sets forth certain information with respect to transactions by the Funds, at the direction of the Management Company and Mr. Loeb, in the Common Stock during the past 60 days. Schedule B hereto sets forth certain information with respect to transactions by Third Point Partners in the Common Stock during the past 60 days, and Schedule C hereto sets forth certain information with respect to transactions by Third Point Partners Qualified in the Common Stock during the past 60 days.

     All of the transactions set forth on Schedules A, B and C were effected in a private placement that was completed on June 19, 2007. Except as set forth above and on Schedules A, B and C, during the past 60 days there were no transactions in the Common Stock or in the Units effected by the Reporting Persons nor, to the best of their knowledge, any of their directors, executive officers, general partners or members.

     (d) Not applicable.

     (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Company.

     Pursuant to Rule 13d-1(k) promulgated under the Exchange Act, the Reporting Persons have entered into an agreement with respect to the joint filing of this statement, and any amendment or amendments hereto.

     The Reporting Persons are parties to the Second Amended and Restated Limited Liability Company Agreement of the LLC. Pursuant to such agreement, the Units may be exchanged at any time for shares of Common Stock on a one-for-one basis. Upon the exchange of Units for Common Stock, the Class B Stock attributable to the exchanged Units will be transferred to the Company and retired. In addition, the Third Point Reporting Persons and certain other investors have agreed to exchange Units, Common Stock or cash at a future date, depending on the performance of the Company, as described in the Company's Registration Statement on Form S-1/A, filed with the Commission on April 23, 2007. Reference is made to the Company's Registration Statement on Form S-1/A, filed with the Commission on April 23, 2007 for a more complete description of the limited liability company agreement of the LLC.

     The Reporting Persons have entered into a registration rights agreement with the Company, pursuant to which the Company has the obligation under certain circumstances to register for sale shares of Common Stock held by such Third Point Reporting Persons, as described in the Company's Registration Statement on Form S-1/A, filed with the Commission on April 23, 2007.

     The Reporting Persons have provided mezzanine financing to the Company as Lenders (as defined therein) under the Company's subordinated loan agreement, as described in the Company's Registration Statement on Form S-1/A, filed with the Commission on April 23, 2007

     The Reporting Persons have entered into a tax benefit sharing agreement with the Company, as described in the Company's Registration Statement on Form S-1/A, filed with the Commission on April 23, 2007.

     Mr. Loeb is a participant in the BioFuel Energy Corp. 2007 Equity Incentive Compensation Plan, as described in the Company's Registration Statement on Form S-1/A, filed with the Commission on April 23, 2007, pursuant to which he will receive compensation for his service on the Board of Directors of the Company. Mr. Loeb expects to assign all Director compensation to the Funds.

     Certain of the Funds have entered into swap agreements among themselves, dated as of August 31, 2006, for which the Common Stock acts as the reference security. Pursuant to these agreements, which cover an aggregate of 3,408,928 notional shares of Common Stock, payments are made between such Funds in amounts and direction based upon the market value of the Common Stock, with such agreements resulting in a reallocation of economic risk and reward only between such Funds. The swap agreements terminate on September 30, 2007, or upon the written notice of either party.

     Certain of the Funds were parties to a Purchase Agreement, pursuant to which they purchased and were issued shares of Common Stock in a private placement completed simultaneously with the initial public offering of the Company on June 19, 2007, as described above and more fully described in the Final Prospectus, filed with the Commission on June 14, 2007.

     Except as set forth herein, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 or between such persons and any other person with respect to any securities of the Company.

Item 7.   Material to be Filed as Exhibits.

99.1. Joint Filing Agreement, dated as of June 25, 2007, by and between the Reporting Persons

99.2 Form of Second Amended and Restated Limited Liability Company Agreement of BioFuel Energy, LLC (incorporated by reference to Exhibit
          10.1 to the Company's Registration Statement on Form S-1/A, filed with the Commission on April 23, 2007)

99.3 Form of Registration Rights Agreement between BioFuel Energy Corp. and the Investors party thereto (incorporated by reference to Exhibit 10.4 to the Company's Registration Statement on Form S-1/A, filed with the Commission on April 23, 2007)

99.4 Loan Agreement dated September 25, 2006, between BioFuel Energy, LLC, the Lenders party thereto and Greenlight APE, LLC, as administrative agent (incorporated by reference to Exhibit 10.21 to the Company's Registration Statement on Form S-1/A, filed with the Commission on January 24, 2007)

99.5      Form of Tax Benefit Sharing Agreement (incorporated by reference to
          Exhibit 10.27 to the Company's Registration Statement on Form S-1/A, filed with the Commission on April 23, 2007)

99.6      2007 Equity Incentive Compensation Plan (incorporated by reference to
          Exhibit 10.24 to the Company's Registration Statement on Form S-1/A, filed with the Commission on April 23, 2007)

99.7 Form of Purchase Agreement between BioFuel Energy Corp. and the Purchasers party thereto (incorporated by reference to Exhibit 10.34 to the Company's Registration Statement on Form S-1/A, filed with the Commission on June 13, 2007)

99.8 Power of Attorney granted by Mr. Daniel S. Loeb in favor of James Kelly, Justin Nadler, Zachary Snow and Keith Waller, dated December 1, 2006.


                         [Signatures on following page]

                                   SIGNATURES

     After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


Dated: June 25, 2007



                                             THIRD POINT LLC

                                             By:  Daniel S. Loeb,
                                                  Chief Executive Officer


                                             By: /s/ Justin Nadler
                                                 -------------------------------
                                                 Name:   Justin Nadler
                                                 Title:  Attorney-in-Fact




                                             THIRD POINT PARTNERS LP

                                             By:  Third Point Advisors LLC, its
                                                  general partner


                                             By:  Daniel S. Loeb,
                                                  Managing Member


                                             By: /s/ Justin Nadler
                                                 -------------------------------
                                                 Name:   Justin Nadler
                                                 Title:  Attorney-in-Fact



                                             THIRD POINT PARTNERS QUALIFIED LP

                                             By:  Third Point Advisors LLC, its
                                                  general partner


                                             By:  Daniel S. Loeb,
                                                  Managing Member


                                             By: /s/ Justin Nadler
                                                 -------------------------------
                                                 Name:   Justin Nadler
                                                 Title:  Attorney-in-Fact

                                             DANIEL S. LOEB


                                             By: /s/ Justin Nadler
                                                 -------------------------------
                                                 Name:   Justin Nadler
                                                 Title:  Attorney-in-Fact







                                             /s/ Lawrence J. Bernstein
                                             -----------------------------------
                                             Lawrence J. Bernstein








                                             /s/ Todd Q. Swanson
                                             -----------------------------------
                                             Todd Q. Swanson























                 [SIGNATURE PAGE TO SCHEDULE 13D WITH RESPECT TO
                              BIOFUEL ENERGY CORP.]

                                   Schedule A
                                   ----------


                   (Transactions by the Funds in Common Stock
                            during the past 60 days)


  Date         Transaction             Shares             Price Per Share($)
  ----         -----------             ------             ------------------

06/19/07           BUY               1,250,000                  10.50

                                   Schedule B
                                   ----------


            (Transactions by Third Point Partners LP in Common Stock
                            during the past 60 days)


  Date         Transaction             Shares             Price Per Share($)
  ----         -----------             ------             ------------------

06/19/07           BUY                 177,000                  10.50

                                   Schedule C
                                   ----------


               (Transactions by Third Point Partners Qualified LP
                    in Common Stock during the past 60 days)


  Date         Transaction             Shares             Price Per Share($)
  ----         -----------             ------             ------------------

06/19/07           BUY                 170,000                  10.50